EXHIBIT 12.1

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter Ended March 23,	Quarter Ended March 25,	Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$(63)	$(80)	$(17)	$(159)	$(236)	$376	$531
Add (deduct):
Fixed charges	98	94	421	444	441	447	515
Capitalized interest	(1)	(1)	(4)	(3)	(5)	(10)	(10)
Amortization of capitalized interest	2	2	7	7	6	6	6
Equity in (earnings)/losses related to certain 50% or less owned affiliates	2	2	(4)	1	32	10	(11)
Distributions from equity investments	—	—	—	2	1	3	4
Distributions on preferred units	—	—	—	(4)	(9)	(9)	(9)
Issuance costs of redeemed preferred OP units	—	—	—	(4)	—	—	—

Adjusted earnings	$38	$17	$403	$284	$230	$823	$1,026

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$86	$82	$371	$384	$379	$375	$444
Capitalized interest	1	1	4	3	5	10	10
Distributions on preferred units	—	—	—	4	9	9	9
Issuance costs of redeemed preferred OP units	—	—	—	4	—	—	—
Portion of rents representative of the interest factor	11	11	46	49	48	53	52

Total fixed charges and preferred OP unit distributions	$98	$94	$421	$444	$441	$447	$515

Ratio of earnings to fixed charges and preferred unit distributions	—	—	—	—	—	1.8	2.0
Deficiency of earnings to fixed charges and preferred unit distributions	$(60)	$(77)	$(18)	$(160)	$(211)	$—	$—